UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 5 )*

          PS PARTNERS VIII, LTD., A CALIFORNIA LIMITED PARTNERSHIP
                           (Name of Issuer)

                 Units of Limited Partnership Interest
                     (Title of Class of Securities)

                                 NONE
                            (CUSIP Number)

        David Goldberg, 701 Western Avenue, Glendale, California
                   91201-2397, 818/244-8080, ext. 529
        --------------------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            December 10, 1998
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
   CUSIP No. N/A

   1    Name of Reporting Person
        I.R.S. Identification No. of Above Person (Entities Only)

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       52,751

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       52,751

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             52,751

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             100%

   14   Type of Reporting Person*
             CO

        The Statement on Schedule 13D dated January 27, 1995, as previously amended and restated by Amendment No. 1 dated April 1, 1996 and amended by Amendment No. 2 (which was a Schedule 14D-1 filed by Public Storage, Inc. on July 8, 1996), Amendment No. 3 (which was Amendment No. 3 to the Schedule 14D-1 filed by Public Storage, Inc. on August 26, 1996) and Amendment No. 4 dated April 1, 1998 (filed October 1, 1998) (as amended, the "Schedule 13D") filed by Public Storage, Inc. relating to the units of limited partnership interest (the "Units") of PS Partners VIII, Ltd., a California Limited Partnership (the "Issuer"), is amended by this Amendment No. 5 as set forth below. Capitalized terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Compensation
        ------------------------------------------------

        Item 3 of the Schedule 13D is supplemented as follows:

        On December 10, 1998, PSI, through a wholly-owned subsidiary, acquired all of the 23,954 Units that were not previously owned by PSI. PSI's acquisition of the 23,954 Units was accomplished through the merger (the "Merger") of PS Partners VIII Merger Co., Inc., a wholly-owned, second-tier subsidiary of PSI, into the Issuer. The consideration issued by PSI in the Merger to the holders of the 23,954 Units (the "Public Limited Partners") consisted of approximately $3,912,586 in cash and approximately 258,016 shares of Common Stock of PSI ("PSI Common Stock"). The cash consideration was paid by PSI from its working capital.

Item 4. Purpose of Transaction
        ----------------------

        Item 4 of the Schedule 13D is supplemented as follows:

        Pursuant to the Merger, each of the 23,954 Units held by the Public Limited Partners was converted into the right to receive cash or PSI Common Stock. Based upon the elections made by the Public Limited Partners, PSI paid to the Public Limited Partners an aggregate of approximately $3,912,586 in cash and approximately 258,016 shares of PSI Common Stock. As a result of the Merger, (i) PSI, through a wholly-owned subsidiary, owns all of the 52,751 Units in the Partnership and (ii) PSI and B. Wayne Hughes retain their general partner interests in the Partnership, and the Partnership remains in existence.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

        Item 5 of the Schedule 13D is supplemented as follows:

        As of December 10, 1998, the effective date of the Merger, PSI owned 52,751 Units, which constitute 100% of the total number of Units outstanding.

        PSI has the sole power to vote and the sole power to dispose of the 52,751 Units owned by it. These 52,751 Units are held of record by SEI Arlington Acquisition Corporation, a wholly-owned subsidiary of PSI.

        During the period commencing October 1, 1998 (i.e., after the filing of Amendment No. 4 to the Schedule 13D) and ending December 10, 1998, PSI acquired 23,954 Units on December 10, 1998 pursuant to the Merger for an aggregate consideration paid by PSI to the Public Limited Partners of approximately $3,912,586 in cash and approximately 258,016 shares of PSI Common Stock.

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 1998                PUBLIC STORAGE, INC.


                                         By:  /S/ SARAH HASS
                                             -------------------------
                                             Sarah Hass
                                             Vice President